June 18, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Lane Holdings, Inc.

Form 10-12G/A

Filed June 3, 2019

File No. 000-56019

To the Men and Women of the Securities and Exchange Commission:

Fast Lane Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated June 14, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G/A, filed with the Securities and Exchange Commission on June 3, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment No. 5 to Form 10-12G filed June 3, 2019

Business Development, page 3

1. Please disclose the substance of the last sentence of your response to prior comment 3. Also, clarify why the transactions were structured so that Fast Lane acquired Giant Motorsports Delaware if Giant Motorsports Delaware could cause shareholder confusion about Fast Lane's identity and corporate objectives and therefore was separated on the day of acquisition. From your revised disclosure, it should be clear what you intended to achieve by structuring the transactions as you did, rather than establishing Fast Lane as a company that never acquired Giant Motorsports Delaware.

COMPANY RESPONSE:

Previous Company Response to comment 3: Giant Motorsports Delaware, Inc. (“GMOS”) is deemed to be the legal acquirer of Fast Lane Holdings, Inc. (“FLHI”). FLHI was formed by GMOS as a wholly owned subsidiary to effectuate a holding company reorganization pursuant to DGCL 251(g). Immediately after the completion of the merger and subsequent restructuring, FLHI implemented a blank check business plan and legally abandoned its old business plan through corporate separation with GMOS. Corporate separation ameliorated shareholder confusion about our identity and or corporate objectives.

The last sentence in our response to prior comment 3 was included to clarify the intention behind our corporate separation, as detailed above. Given that the former business plan and objectives of Giant Motorsports Delaware, Inc. and the present day business plan and objectives of Fast Lane Holdings, Inc. substantially differ from one another, we conducted the corporate separation with GMOS on the same day that the company, Fast Lane Holdings, Inc., adopted its present day blank check business plan in order to avoid any shareholder confusion. The former business plan of GMOS (selling motorcycles, scooters and all terrain vehicles) under the leadership of its former directors, does not, in any way, represent the current day blank check business plan of Fast Lane Holdings, Inc., and thus it is the belief of the Company that the corporate separation ameliorated shareholder confusion about our identity and/or corporate objectives.

On May 24, 2018, PEM, LLC, a Wyoming LLC solely owned by Paul Moody, who is also our director, was appointed as Custodian of Giant Motorsports, Inc., a Nevada corporation by the District Court of Clark County, Nevada, court order attached hereto as exhibit 99.1. Pursuant to the court order, PEM, LLC was vested with all powers specified in NRS 78.347(6) including but not limited to, as follows: “to exercise all of the powers of the corporation, through or in place of its board of directors or officers, for the purposes of continuing the Company as a going concern, reinstating the corporate charter, appointing new officer(s) and director(s), negotiating and settling with any debtor or creditor, hiring counsel, accountants or business consultants, initiating shareholder meetings and in their discretion to take any action that Custodian deems just and beneficial to the corporation and its shareholders.” PEM, LLC terminated the custodianship on September 6, 2018.

The corporate actions taken by the Company, including, but not limited to, the corporate structuring of the transactions, was deemed, in the discretion of our sole director to be for the benefit of the corporation and its shareholders. Former shareholders of Giant Motorsports Nevada are now the shareholders of Fast Lane Holdings, Inc. and have the opportunity to benefit in the event of a business combination with another company.

Pursuant to the above, we have amended page three to include additional disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

2. We note (1) Fast Lane's response to prior comment 1 and (2) that Fast Lane stock appears have traded since it was issued. It is unclear from the Form 10 how Fast Lane could have "no role whatsoever" in the trading as indicated in the response if it issued the traded securities without registration in a manner that facilitated unrestricted re-sale. If Fast Lane's role in the 2018 transactions and any distribution of its securities presents any risk of potential claims creating uncertainty regarding Fast Lane's liquidity that should be addressed in the Form 10 given Regulation S-K Item 303, please revise the disclosure as appropriate.

Company Response:

We note to the Commission our previous response in correspondence No. 3 submitted to Staff on April 24, 2019 regarding SEC comments contained in the Staff letter dated April 5, 2019. Please see the last page of our previous correspondence, Recent Sales Of Unregistered Securities. We believe the answer given to Staff on April 24, 2019 to be substantively the same response to this SEC comment letter dated June 14, 2019, staff comment No. 2. However, we have amended our answer to include the risk of potential claims that may create uncertainty regarding our liquidity and have updated Item 10 of the Form 10-12G/A. Recent Sales of Unregistered Securities in the Form 10 registration statement now reads as follows:

“It is our belief that our 2018 Holding Company Reorganization did not involve a “sale” of our securities. If the Company’s belief is later determined to be incorrect, then the Company and Shareholders could face substantial consequences under section 5 of the 1933 Securities Act. Those consequences may have a substantive impact on our liquidity now or at any future time. Pursuant to the Section 251(g) of the DGCL, the 2018 reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, Section 251(g) of the DGCL did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act. The Company is relying upon the plain meaning of a “sale” within the context of Section 2(3) of the Securities Act and has not received an opinion from counsel to determine that no sale occurred during the 2018 Reorganization. If the Company’s belief is later determined to be incorrect, then the SEC could initiate proceedings against the company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security. Section 5 makes it unlawful for any person, directly or indirectly to sell such security through the use of a prospectus or to use any means for the purpose of sale or for delivery of a sale. There is a risk that the United States Securities and Exchange Commission could later determine that the 2018 Reorganization did involve a “sale” of our securities.”

 In addition, we have amended our Form 10 registration statement on Page 4 to read as follows:

Securityholders who received securities from us when we became a shell company are considered underwriters in connection with any resale of those securities until one year from the date Form 10 information has publicly filed, as specified in Rule 144(i). Shares of our common stock which are not registered with the Securities and Exchange Commission, but are currently held by shareholders, cannot be sold under the exemptions from registration provided by Rule 144 under or Section 4(1) of the Securities Act (“Rule 144”) so long as the Company is designated a “shell company” and for 12 months after it ceases to be a “shell company,” provided the Company otherwise is in compliance with the applicable rules and regulations. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Fast Lane Holdings, Inc.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer